UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BIT Mining Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.00005 per share

Class B Ordinary Shares, par value of $0.00005 per share

Class A Preference Shares, par value of $0.00005 per share

(Title of Class of Securities)

055474100 (CUSIP Number)

LAW Man San Vincent

Units 813 & 815, Level 8, Core F

Cyberport 3, 100 Cyberport Road

Hong Kong, The People’s Republic of China

+852 2596-3028

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 33829R100 13D/A

1.	Name of Reporting Person LAW Man San Vincent
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hong Kong Special Administrative Region, The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 107,040,813 Class A Ordinary Shares 6 Class B Ordinary Shares 65,000 Class A Preference Shares
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 107,040,813 Class A Ordinary Shares 6 Class B Ordinary Shares 65,000 Class A Preference Shares
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,040,813 Class A Ordinary Shares 6 Class B Ordinary Shares 65,000 Class A Preference Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.

Percent of Class Represented by Amount in Row (11):

14.9% of Class A Ordinary Shares

6.1% of Class B Ordinary Shares

100% of Class A Preference Share

*The voting power of the shares beneficially owned represents 55.2% of the total outstanding voting power.

14.	Type of Reporting Person (See Instructions): IN
*	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares (including 10,074,780 Class A Ordinary Shares to be issued to Mr. Law upon the vest of the RSUs within 60 days of the date of this Amendment No. 1 granted to him under the 2021 Share Incentive Plan of the Issuer), Class B Ordinary Shares and Class A Preference Shares as a single class as of the date of this Amendment No. 1. Each holder of Class A Ordinary Shares is entitled to one vote per share, each holder of Class B Ordinary Shares is entitled to ten votes per share, and each holder of Class A Preference Shares is entitled to 10,000 votes per share as at the date of this Amendment No. 1 on all matters submitted to them for a vote.

CUSIP No. 33829R100 13D/A

1.	Name of Reporting Person Delite Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 5,998,830 Class A Ordinary Shares 6 Class B Ordinary Shares
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 5,998,830 Class A Ordinary Shares 6 Class B Ordinary Shares
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,998,830 Class A Ordinary Shares 6 Class B Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.

Percent of Class Represented by Amount in Row (11):

0.8% of Class A Ordinary Shares

6.1% of Class B Ordinary Shares

* The voting power of the shares beneficially owned represents 0.4% of the total outstanding voting power.

14.	Type of Reporting Person (See Instructions): CO
*	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares, Class B Ordinary Shares and Class A Preference Shares as a single class as of the date of this Amendment No. 1. Each holder of Class A Ordinary Shares is entitled to one vote per share, each holder of Class B Ordinary Shares is entitled to ten votes per share and each holder of Class A Preference Shares is entitled to 10,000 votes per share as at the date of this Amendment No. 1 on all matters submitted to them for a vote.

CUSIP No. 33829R100 13D/A

1.	Name of Reporting Person Good Luck Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 85,572,963 Class A Ordinary Shares 65,000 Class A Preference Shares
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 85,572,963 Class A Ordinary Shares 65,000 Class A Preference Shares
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 85,572,963 Class A Ordinary Shares 65,000 Class A Preference Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.

Percent of Class Represented by Amount in Row (11):

12.1% of Class A Ordinary Shares

100% of Class A Preference Shares

* The voting power of the shares beneficially owned represents 54.1% of the total outstanding voting power.

14.	Type of Reporting Person (See Instructions): CO
*	The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares, Class B Ordinary Shares and Class A Preference Shares as a single class as of the date of this Amendment No. 1. Each holder of Class A Ordinary Shares is entitled to one vote per share, each holder of Class B Ordinary Shares is entitled to ten votes per share and each holder of Class A Preference Shares is entitled to 10,000 votes per share as at the date of this Amendment No. 1 on all matters submitted to them for a vote.

SCHEDULE 13D/A

This Amendment No. 1 is being jointly filed by LAW Man San Vincent (“Mr. Law”), Delite Limited (“Delite”) and Good Luck Capital Limited (“Good Luck”). Mr. Law, Delite and Good Luck are collectively referred to as the “Reporting Persons”.

This Amendment No. 1 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on April 14, 2021 by the Reporting Persons (the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment No. 1 relates to the Ordinary Shares and the Class A Preference Shares of the Issuer. The Ordinary Shares of the Issuer consist of Class A Ordinary Shares, par value $0.00005 per share, and Class B Ordinary Shares, par value $0.00005 per share. The par value of each of the Class A Preference Shares is $0.00005.

American depositary shares (the “ADSs,” and each, an “ADS”), each representing ten Class A Ordinary Shares, of the Issuer are listed on the New York Stock Exchange under the symbol “BTCM”.

The principal executive office of the Issuer is located at Units 813&815, Level 8, Core F, Cyberport 3, 100 Cyberport Road, Hong Kong, The People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 19, 2021, Mr. Law was granted (i) an award of Restricted Share Units (“RSUs”) covering 240,000 Class A Ordinary Shares (the “First Tranche RSUs”) and (ii) an award of RSUs covering 10,074,780 Class A Ordinary Shares (the “Second Tranche RSUs”), both of which were awarded under the Issuer’s 2021 Share Incentive Plan which was filed as an exhibit to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 14, 2021.

The First Tranche RSUs vested on November 22, 2021. Upon the vest of the First Tranche RSUs, 240,000 Class A Ordinary Shares were issued to Mr. Law. The Second Tranche RSUs will vest on June 1, 2022. Upon the vest of the Second Tranche RSUs, 10,074,780 Class A Ordinary Shares will be issuable to Mr. Law within 60 days of this Amendment No. 1.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Except as set forth in this Amendment No. 1, the Reporting Persons have no present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer,
(c)	A sale or transfer of a material amount of assets of the Issuer,
(d)	Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,
(e)	Any material change in the present capitalization or dividend policy of the Issuer,
(f)	Any other material change in the Issuer’s business or corporate structure,
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,
(h)	A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or
(j)	Any action similar to any of those enumerated above.

The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) – (b) The following information with respect to the ownership of the Ordinary Shares and the Class A Preference Shares of the Issuer by each of the Reporting Persons is provided as of the date of this Amendment No. 1 and the ownership of the Ordinary Shares such Reporting Persons has the right to acquire within 60 days of the date of this Amendment No. 1:

Reporting Person	Shares Beneficially Owned(1)	Percent of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mr. Law	107,040,813 Class A Ordinary Shares	14.9% of Class A Ordinary Shares	107,040,813 Class A Ordinary Shares	0	107,040,813 Class A Ordinary Shares	0
	6 Class B Ordinary Shares	6.1% of Class B Ordinary Shares	6 Class B Ordinary Shares	0	6 Class B Ordinary Shares	0
	65,000 Class A Preference Shares	100% of Class A Preference Shares	65,000 Class A Preference Shares	0	65,000 Class A Preference Shares	0
Delite	5,998,830 Class A Ordinary Shares	0.8% of Class A Ordinary Shares	5,998,830 Class A Ordinary Shares	0	5,998,830 Class A Ordinary Shares	0
	6 Class B Ordinary Shares	6.1% of Class B Ordinary Shares	6 Class B Ordinary Shares	0	6 Class B Ordinary Shares	0
Good Luck	85,572,963 Class A Ordinary Shares	12.1% of Class A Ordinary Shares	85,572,963 Class A Ordinary Shares	0	85,572,963 Class A Ordinary Shares	0
	65,000 Class A Preference Shares	100% of Class A Preference Shares	65,000 Class A Preference Shares	0	65,000 Class A Preference Shares	0

Notes:

(1)	Mr. Law beneficially owns (i) 107,040,813 Class A Ordinary Shares composed of (a) 599,883 ADSs which represent 5,998,830 Class A Ordinary Shares owned by Delite as described below, (b) 85,572,963 Class A Ordinary Shares owned by Good Luck as described below, (c) 539,424 ADSs which represent 5,394,240 Class A Ordinary Shares owned by Mr. Law directly, and (d) 10,074,780 Class A Ordinary Shares to be issued to Mr. Law upon the vest of the RSUs within 60 days of the date of this Amendment No. 1 granted to him under the 2021 Share Incentive Plan of the Issuer; (ii) 6 Class B Ordinary Shares, which are owned by Delite as described below; and (iii) 65,000 Class A Preference Shares, which are owned by Good Luck as described below.

Delite directly holds 6 Class B Ordinary Shares and owns 599,883 ADSs which represent 5,998,830 Class A Ordinary Shares. Delite is 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and is the sole director of Delite. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Mr. Law may be deemed to beneficially own all of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) held by Delite.

Good Luck directly holds 85,572,963 Class A Ordinary Shares and 65,000 Class A Preference Shares. Mr. Law is the sole shareholder of Good Luck. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Mr. Law may be deemed to beneficially own all of the Ordinary Shares and the Class A Preference Shares held by Good Luck.

(2)	The percentage of Class A Ordinary Shares beneficially owned by Mr. Law as of the date of this Amendment No. 1 is based on 710,143,169 outstanding Class A Ordinary Shares as a single class as of the date of this filing plus 10,074,780 Class A Ordinary Shares to be issued to Mr. Law upon the vest of the RSUs within 60 days of the date of this Amendment No. 1 granted to him under the 2021 Share Incentive Plan of the Issuer.

The percentage of Class A Ordinary Shares beneficially owned by each of Delite and Good Luck as of the date of this Amendment No. 1 is based on 710,143,169 outstanding Class A Ordinary Shares as a single class as of the date of this filing.

The percentage of Class B Ordinary Shares beneficially owned by each of Mr. Law and Delite as of the date of this Amendment No. 1 is based on 99 outstanding Class B Ordinary Shares as a single class as of the date of this filing.

The percentage of Class A Preference Shares beneficially owned by each of Mr. Law and Good Luck as of the date of this Amendment No. 1 is based on 65,000 outstanding Class A Preference Shares as a single class as of the date of this filing.

Mr. Law and Ms. Ping Yuan (“Ms. Yuan”) are husband and wife. Ms. Yuan beneficially owns 10,260,008 Ordinary Shares as of the date of this filing composed of 8 Class B Ordinary Shares and 1,026,000 ADSs which represent 10,260,000 Class A Ordinary Shares owned by Smart Mega Holdings Limited (“Smart Mega”) as described below. Each of Mr. Law and Ms. Yuan expressly disclaims beneficial ownership for all purpose of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs) and the Class A Preference Shares beneficially owned by each other.

Smart Mega directly holds 8 Class B Ordinary Shares and owns 1,026,000 ADSs which represent 10,260,000 Class A Ordinary Shares. Smart Mega is a British Virgin Islands company with its principal business address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Smart Mega is 100% owned by Ms. Yuan, wife of Mr. Law. Ms. Yuan indirectly holds all voting and investment powers of Smart Mega and its assets, and is the sole director of Smart Mega. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Ms. Yuan may be deemed to beneficially own all of the Ordinary Shares held by Smart Mega.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons beneficially owns any Ordinary Shares or Class A Preference Shares or has the right to acquire any Ordinary Shares or Class A Preference Shares.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares or the Class A Preference Shares which it may be deemed to beneficially own.

(c) Not applicable.

(d) Except as disclosed in this Amendment No. 1, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares and the Class A Preference Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

The RSUs awards described in Item 3 were made pursuant to the Issuer’s standard form Restricted Share Unit Award Agreement under 2021 Share Incentive Plan, a copy of which is incorporated by reference into this Amendment as Exhibit B.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be filed as Exhibits

Exhibit No.	Exhibit Description
A	Joint Filing Agreement, dated as of April 2, 2022, by and between the Reporting Persons.
B	Form of Restricted Share Unit Award Agreement under 2021 Share Incentive Plan.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of April 2, 2022

LAW Man San Vincent

/s/	LAW Man San Vincent

Delite Limited

By:	/s/ LAW Man San Vincent
Name: LAW Man San Vincent
Title: Director

Good Luck Capital Limited

By:	/s/ LAW Man San Vincent
Name: LAW Man San Vincent
Title: Director